UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  September 08, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND AERAS ANNOUNCE PROGRESS IN TB VACCINE PROGRAM

LEIDEN, THE NETHERLANDS, SEPTEMBER 8, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and Aeras Global TB Vaccine Foundation today announced the initiation of a series of clinical studies for their AdVac(R)-based TB vaccine. The studies, which follow promising results for the vaccine obtained in animal studies, are scheduled to start in Europe, the US and Africa in the second quarter of 2006.

The announcement was made today by Crucell's Chief Scientific Officer, Dr Jaap Goudsmit, at a Congress held in Berlin called 'New Approaches to Vaccine Development - From the Bench to the Field'. Dr Goudsmit's lecture, entitled 'Children's Vaccines Against HIV, Malaria and TB: the Advantage of Ad35 Vectors', highlighted the application of adenovirus serotype-35 (Ad35) vectors for mass vaccination against poverty-related diseases such as TB.

Crucell has developed technology capable of producing large numbers of vaccine doses at low cost by using a combination of Ad35 and the Company's PER.C6(R) production technology.

"We are very proud that our research and development team was able to develop a vector system that is stable over enough passages to allow for the production of a large number of vaccine doses," explained Dr Goudsmit. "It took us a substantial period of time to develop such a system for Ad35 vectors, particularly because our TB vaccine contains a combination of multiple antigens in a single vector."

The second-generation Ad35 vector applied in the TB program is extremely suitable for vaccine production on PER.C6(R) cell culture at scale. Such highly productive systems are particularly important in the case of poverty-related diseases such as HIV, malaria and TB, when 10-100 millions of doses need to be manufactured while keeping costs relatively low.

ABOUT ADVAC(R) TECHNOLOGY AND AD35

AdVac(R) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5
(Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. In contrast to the AdVac(R) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(R) are produced using Crucell's PER.C6(R) production technology.

ABOUT PER.C6(R)

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT AERAS

The Aeras Global TB Vaccine Foundation (www.aeras.org) is a non-profit organization working through public-private partnerships to develop new tuberculosis vaccines and ensure that they are distributed to all who need them around the world. President & CEO Jerald Sadoff, MD, heads Aeras. Dr. Sadoff has overseen FDA licensure of five vaccines and worked on the research and development of numerous other vaccine candidates while at Merck and the Walter Reed Army Institute of Research.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     September 08, 2005                            /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer